FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION



                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                         PURSUANT TO RULE 13A - 16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                For the quarterly period ended November 30, 2002



                                    ICON PLC
                               (Registrant's name)



                                     0-29714
                            (Commission file number)


          South County Business Park, Leopardstown, Dublin 18, Ireland.
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Yes___X___ No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes______ No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes______ No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes_______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82 N/A

                                    ICON PLC

                    QUARTERLY PERIOD ENDED NOVEMBER 30, 2002


CONTENTS                                                                 PAGE


General..................................................................    1

Condensed Consolidated Balance sheets -
November 30, 2002 and May 31, 2002.......................................    2

Condensed Consolidated Statements of Operations for the
Three and Six months ended November 30, 2002 and 2001....................    3

Condensed  Consolidated  Statements  of Cash  Flows for
the six months ended November 30, 2002 and 2001..........................    4

Condensed Consolidated Statements of Shareholders' Equity
and Comprehensive Income.................................................    5


Notes to the Condensed Consolidated Financial
Statements...............................................................    6


Management's Discussion and Analysis of Financial
Condition and Results of Operations......................................   11

Signature Page...........................................................   18

                                    ICON PLC

GENERAL

As used herein, "ICON", the "Company" and "we" refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

BUSINESS

We are a contract research organization, or "CRO", providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials, We have historically done so by porividing such services as Phase II - IV clinical trials management, study design, laboratory services and drug development support. Through our recent acquisition we have continued to expand our service offerings to include Phase I clinical trials. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,200 employees and operations in 27 locations in 16 countries. Our main operations are in the United States, South America, Europe and the Rest of the World. For the six months ended November 30, 2002, we derived approximately 70.3%, 27.1% and 2.6% of our net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, we began operations in 1990 and have expanded our business through internal growth and strategic acquisitions.

On October 9, 2002, we acquired Barton & Polansky Associates, Inc ("BPA") and its sister company, Managed Clinical Solutions, Inc ("MCS"), contract research organizations in New York.

Since the end of the quarter, we completed the acquisition of Medeval Group Limited, or Medeval, a specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries.


                                    ICON PLC

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    AS AT NOVEMBER 30, 2002 AND MAY 31, 2002

                                                                                            (UNAUDITED)        (AUDITED)
                                                                                            NOVEMBER 30,         MAY 31,
                                                                                                2002             2002
                                                                                                   (IN THOUSANDS)
ASSETS
Current Assets:
      Cash and cash equivalents.......................................................         $25,264         $36,291
      Short term investments (available for sale) ....................................          10,877          18,551
      Accounts receivable.............................................................          47,032          41,306
      Unbilled revenue................................................................          41,682          26,387
      Other receivables...............................................................           5,531           2,093
      Deferred taxes..................................................................             408             408
      Prepayments and other current assets............................................           5,052           5,183
                                                                                         -------------   -------------

      Total current assets............................................................         135,846         130,219
Other Assets:
      Property, plant and equipment, net..............................................          30,299          25,482
      Goodwill........................................................................          20,775          10,093
                                                                                         -------------   -------------

Total Assets..........................................................................        $186,920        $165,794
                                                                                         =============   =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
      Accounts payable................................................................         $3,248           $5,788
      Payments on account.............................................................         33,427           19,854
      Other liabilities...............................................................         17,217           16,308
      Taxes payable...................................................................          4,894            3,601
      Bank creditlines and loan facilities............................................          8,691           11,745
                                                                                         -------------   -------------

       Total current liabilities......................................................         67,477           57,296
Other Liabilities:
      Long term government grants.....................................................            980              937
  Shareholders' Equity:
      Ordinary Shares, par value 6 euro cents per share; 20,000,000 shares authorized, 11,814,117 shares issued and outstanding at November 30, 2002
      and
      11,798,501 shares issued and outstanding at May 31, 2002                                    840              839
      Additional paid-in capital......................................................         60,638           60,348
      Accumulated other comprehensive income..........................................          (242)          (2,461)
      Merger reserve..................................................................             47               47
      Retained earnings...............................................................         57,180           48,788
                                                                                         -------------   -------------

Total Shareholders' Equity............................................................        118,463          107,561
                                                                                         -------------   -------------

Total Liabilities and Shareholders' Equity............................................       $186,920         $165,794
                                                                                         =============   =============

The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON PLC

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                         FOR THE THREE AND SIX MONTHS ENDED NOVEMBER 30, 2002 AND 2001
                                   (UNAUDITED)
                                                                            THREE MONTHS ENDED             SIX MONTHS ENDED
                                                                               NOVEMBER 30,                  NOVEMBER 30,
                                                                         2002           2001            2002            2001
                                                                             (IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
   Revenue:
      Gross revenue..............................................        $84,978          $52,648       $157,065        $100,301
      Subcontractor costs........................................        (31,443)        (14,879)       (56,671)        (26,313)
                                                                     -------------  --------------   ------------   -------------

      Net revenue................................................                          37,769        100,394          73,988
                                                                        53,535

   Costs and expenses:
      Direct costs...............................................          28,716          20,575         54,141          39,514
      Selling, general and administrative expense................          16,948          11,359         31,591          23,088
      Depreciation ..............................................           1,578           1,430          3,148           2,878
                                                                     -------------  --------------   ------------   -------------

      Total costs and expenses...................................          47,242          33,364         88,880          65,480
                                                                     -------------  --------------   ------------   -------------

   Income from operations........................................           6,293           4,405         11,514           8,508
   Interest income...............................................             145             366            416             911
   Interest expense..............................................            (72)           (131)          (157)           (332)
                                                                     -------------  --------------   ------------   -------------

   Income before provision for income taxes......................           6,366           4,640         11,773           9,087
   Provision for income taxes....................................         (1,947)         (1,183)        (3,381)         (2,300)
                                                                     -------------  --------------   ------------   -------------

   Net income....................................................          $4,419          $3,457         $8,392          $6,787
                                                                     =============  ==============   ============   =============
   Net income per Ordinary Share:
      Basic......................................................           $0.37           $0.30          $0.71           $0.59
                                                                     =============  ==============   ============   =============
        Diluted..................................................           $0.36           $0.28          $0.69           $0.56
                                                                     =============  ==============   ============   =============

Weighted average number of Ordinary Shares outstanding:

        Basic....................................................      11,804,345     11,667,504      11,799,125      11,507,105
                                                                    ==============  =============   =============  ==============

        Diluted..................................................      12,147,702     12,242,463      12,143,034      12,224,841
                                                                    ==============  =============   =============  ==============


 The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON PLC

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE SIX MONTHS ENDED NOVEMBER 30, 2002 AND 2001
                                   (UNAUDITED)
                                                                                  SIX MONTHS ENDED NOVEMBER 30,
                                                                                      2002               2001
                                                                                           (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................                               $8,392             $6,787
Adjustments to reconcile net income to net cash
provided by/ (used in) operating activities:..............
   Loss on disposal of fixed assets.......................                                    4                  5
   Depreciation...........................................                                3,148              2,878
   Amortization of grants.................................                                 (12)                (7)
Changes in assets and liabilities:
   Decrease /(increase) in accounts receivable............                                   59            (4,938)
   (Increase) /decrease in unbilled revenue...............                             (12,058)                 49
   (Increase) /decrease in other receivables..............                              (1,959)              1,422
   Decrease /(increase) in prepayments and other current assets                             457              (920)
   Increase in payments on account........................                               13,158              6,852
   (Decrease)/ increase in other liabilities..............                                (155)              1,803
   Increase in income taxes payable.......................                                1,178              1,489
   (Decrease)/ increase in accounts payable...............                              (2,708)              1,792
                                                                                 ---------------    ---------------

Net cash provided by operating activities.................                                9,504             17,212
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets...............................                              (7,110)            (5,725)
   Sale of short term investments.........................                               12,313             17,417
   Purchase of short term investments.....................                              (4,639)                  -
   Purchase of subsidiary.................................                             (15,861)                  -
   Cash acquired with subsidiary .........................                                1,559                  -
     Payments in respect of prior year acquisitions                                     (3,078)            (2,591)
                                                                                 ---------------    ---------------

Net cash (used in)/ provided by investing activities......                             (16,816)              9,101
CASH FLOWS FROM FINANCING ACTIVITIES:
(Repayment of) / proceeds from bank overdraft.............                              (3,753)                174
Repayment of long term debt...............................                                    -              (338)
Proceeds from exercise of share options...................                                  214              2,067
Repayment of  other liabilities...........................                                    -               (31)
                                                                                 ---------------    ---------------
Net cash (used in)/ provided by financing activities......                              (3,539)              1,872
Effect of exchange rate movements on cash.................                                (176)                331
                                                                                 ---------------    ---------------

NET (DECREASE)/ INCREASE IN CASH AND CASH EQUIVALENTS.....                             (11,027)             28,516
Cash and cash equivalents at beginning of period..........                               36,291             11,179
                                                                                 ---------------    ---------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD................                              $25,264            $39,695
                                                                                 ===============    ===============

The accompanying notes are an integral part of these condensed consolidated financial statements.



                                    ICON PLC

              CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                                   (UNAUDITED)

                                                                              ACCUMULATED
                                                              ADDITIONAL         OTHER
                                                               PAID-IN       COMPREHENSIVE    RETAINED    MERGER
                                         SHARES      AMOUNT    CAPITAL          INCOME        EARNINGS    RESERVE     TOTAL

                                                     (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)


BALANCE AT MAY 31, 2002........        11,798,501      $839       $60,348           ($2,461)    $48,788        $47   $107,561


Comprehensive Income:
  Net income.......................           -           -             -                         8,392          -      8,392
  Currency translation adjustment..           -           -             -             2,219           -          -      2,219
                                                                                                                        -----
  Total comprehensive income.......                                                                                    10,611
  Exercise of Share Options........       11,980          1           213                 -           -          -        214
  Shares issued....................        3,696          -            77                 -           -          -         77
                                      ----------      -----       -------           -------     -------       ----   --------
BALANCE AT NOVEMBER 30, 2002...       11,814,177       $840       $60,638             ($242)    $57,180        $47   $118,463
                                      ==========      =====       =======           =======     =======       ====   ========

The accompanying notes are an integral part of these condensed consolidated financial statements.


                                    ICON PLC

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
                                NOVEMBER 30, 2002


1. BASIS OF PRESENTATION

These condensed consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates. There has been no significant change in ICON plc's accounting policies from those outlined in ICON's annual report on Form 20-F for the year ended May 31, 2002, except as described below.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with the United States generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON's 2002 annual report on Form 20-F. Operating results for the six months ended November 30, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending May 31, 2003.


2. ACQUISITIONS

Acquisition of Barton & Polansky Associates, Inc. and Managed Clinical Solutions, Inc.

On October 9, 2002, the Company acquired 100% of the outstanding shares of Barton & Polansky Associates, Inc. ("BPA") and its sister company Managed Clinical Solutions, Inc. ("MCS"), both based in New York, USA, for initial cash consideration of U.S.$15.7 million, excluding costs of acquisition. Earn-out and working capital provisions have been built into the acquisition contract requiring the potential payment of additional deferred consideration up to a maximum of U.S.$18 million depending on the performance of MCS over the period to May 31, 2006.

The acquisitions of BPA and MCS have been accounted for as a purchase in accordance with SFAS No. 141, "Business Combinations". The primary purpose of the acquisition was to expand our expertise in the US in the area of immuno-suppressant drugs, including those used to treat transplant patients, and to provide contract staffing solutions to the pharmaceutical and biotechnology industries. The results of BPA and MCS have been included in the condensed consolidated financial statements from October 1, 2002.

The proforma effect of the acquisition if completed on June 1, 2002 would have resulted in net revenue, net income and earnings per share for the three and six months ended November 30, 2002 and 2001 as follows:



                                                THREE MONTHS ENDED               SIX MONTHS ENDED
                                                   NOVEMBER 30,                    NOVEMBER 30,
                                                2002             2001          2002               2001
                                                   (IN THOUSANDS)                   (IN THOUSANDS)
       Net Revenue                           $55,513          $43,934      $108,017            $85,403
       Net Income                              4,650            4,306         8,578              8,146
       Basic Earnings per Share                $0.39            $0.37         $0.73              $0.71
       Diluted Earnings Per Share              $0.38            $0.35         $0.71              $0.67


In August 2002 a $900,000 distribution was made to the former shareholders which was recorded as other expenses. This is included in the proforma results.

Prior Period Acquisitions

On August 31, 2002 the Company made a payment of Sterling (pound)100,000 (US$146,602) to the former shareholders of YRCR Limited ("YRCR") in the form 50% cash and 50% shares under the terms of an earn out provision entered into on the acquisition of YRCR on January 27,2000.

On September 1, 2002 the Company made a cash payment of $3,000,000 to the former shareholders of UCT (U.S.) Inc., ("UCT") under the terms of an earn out provision entered into on the acquisition of UCT on June 8, 2000.


3. GOODWILL


                                         SIX MONTHS ENDED          YEAR ENDED
                                              NOVEMBER 30              MAY 31
                                                     2002                2002
                                           (IN THOUSANDS)      (IN THOUSANDS)

       Opening Balance                            $10,093              $6,642
       Arising on earn out                              -               3,287
       Arising on acquisition                      10,477                   -
       Exchange Movement                              205                 164
       --------------------------------------------------- -------------------
       Closing Balance                            $20,775             $10,093
       =================================================== ===================


Goodwill arising on acquisition for the six months ended November 30, 2002 wholly relates to the acquisition of Barton & Polansky, Inc. and Managed Clinical Solutions (see note 2)


4. NET INCOME PER ORDINARY SHARE

Basic net income per Ordinary Share has been computed by dividing net income available to ordinary shareholders by the weighted average number of Ordinary Shares outstanding during the period. Diluted net income per Ordinary Share is computed by adjusting the weighted average number of Ordinary Shares outstanding during the period for all potentially dilutive Ordinary Shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential Ordinary Shares.

There is no difference in net income used for basic and diluted net income per Ordinary Share. The reconciliation of the number of shares used in the computation of basic and diluted net income per Ordinary Share is as follows:



                                                                       THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                         NOVEMBER 30,                        NOVEMBER 30,

                                                                              2002           2001          2002           2001
                                                                              ----           ----          ----           ----
Weighted average number of Ordinary Shares outstanding for
basic net income per Ordinary Share                                     11,804,345     11,667,504    11,799,125     11,507,105
Effect of dilutive share options outstanding                               343,357        574,959       343,909        717,736
                                                                 -------------------------------------------------------------
Weighted average number of Ordinary Shares for diluted net
income per Ordinary Share                                               12,147,702     12,242,463    12,143,034     12,224,841
                                                                 =============================================================


5. BUSINESS SEGMENT INFORMATION

The Company's areas of operation outside of Ireland principally include the United States, United Kingdom, Germany, France, The Netherlands, Latvia, Israel, Australia, Argentina, Japan, Singapore, South Africa, Canada and India. Segment information for the three and six month periods ended November 30, 2002 and 2001 are as follows:

       a) The distribution of net revenue by geographical area was as follows:

                                    THREE MONTHS ENDED               SIX MONTHS ENDED
                                       NOVEMBER 30,                    NOVEMBER 30,
                                    2002             2001          2002               2001
                                       (IN THOUSANDS)                (IN THOUSANDS)
       Ireland*                   $7,135           $4,622       $12,301             $9,028
       Rest of Europe              7,915            7,070        14,930             13,184
       U.S.                       37,185           25,097        70,579             50,045
       Other                       1,300              980         2,584              1,731
       ------------------------------------------------------------------------------------

       Total                     $53,535          $37,769      $100,394            $73,988
       ------------------------------------------------------------------------------------
       * All sales shown for Ireland are export sales.





      b) The distribution of net revenue by business segment was as follows:


                                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                                            NOVEMBER 30,                    NOVEMBER 30,
                                                         2002             2001          2002               2001
                                                             (IN THOUSANDS)                  (IN THOUSANDS)
       Central laboratory                              $6,030           $6,393       $13,217            $11,393

                                                       47,505           31,376        87,177             62,595
       --------------------------------------------------------------------------------------------------------

       Total                                          $53,535          $37,769      $100,394            $73,988
       --------------------------------------------------------------------------------------------------------


     c) The distribution of income from operations by geographical area was as follows:


                                         THREE MONTHS ENDED               SIX MONTHS ENDED
                                            NOVEMBER 30,                    NOVEMBER 30,
                                         2002             2001          2002               2001
                                            (IN THOUSANDS)                   (IN THOUSANDS)
       Ireland                           $882           $1,017          $899             $2,063
       Rest of Europe                     723            1,030         1,316                893
       U.S.                             4,509            2,117         8,920              5,346
       Other                              179              241           379                206
       -----------------------------------------------------------------------------------------

       Total                           $6,293           $4,405       $11,514             $8,508
       -----------------------------------------------------------------------------------------


     d) The distribution of income from operations by business segment was as follows:

                                                      THREE MONTHS ENDED               SIX MONTHS ENDED
                                                         NOVEMBER 30,                    NOVEMBER 30,
                                                      2002             2001          2002               2001
                                                         (IN THOUSANDS)                  (IN THOUSANDS)
       Central laboratory                            ($87)             $791          $710             $1,015

                                                     6,380            3,614        10,804              7,493
       ------------------------------------------------------------------------------------------------------

       Total                                        $6,293           $4,405       $11,514             $8,508
       ------------------------------------------------------------------------------------------------------


     e) The distribution of property, plant and equipment, net, by geographical area was as follows:

                                            NOVEMBER 30,            MAY 31,
                                                     2002               2002
                                                          (IN THOUSANDS)
       Ireland                                    $12,677             $9,795
       Rest of Europe                               4,131              3,581
       U.S.                                        12,652             11,438
       Other                                          839                668
       ----------------------------------------------------------------------

       Total                                      $30,299            $25,482
      -----------------------------------------------------------------------



     f) The distribution of property, plant and equipment, net, by business segment was as follows:

                                            NOVEMBER 30,            MAY 31,
                                                     2002               2002
                                                          (IN THOUSANDS)
       Central laboratory                          $3,280             $2,721
       Clinical research                           27,019             22,761
       ----------------------------------------------------------------------

       Total                                      $30,299            $25,482
       ----------------------------------------------------------------------


     g) The distribution of depreciation by geographical area was as follows:


                                    THREE MONTHS ENDED               SIX MONTHS ENDED
                                       NOVEMBER 30,                    NOVEMBER 30,
                                    2002             2001          2002               2001
                                       (IN THOUSANDS)                  (IN THOUSANDS)
       Ireland                      $513             $327          $994               $619
       Rest of Europe                179              192           429                399
       U.S.                          819              860         1,610              1,757
       Other                          67               51           115                103
       ------------------------------------------------------------------------------------

       Total                      $1,578           $1,430        $3,148             $2,878
       ------------------------------------------------------------------------------------


     h) The distribution of depreciation by business segment was as follows:


                                                                            THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                               NOVEMBER 30,                    NOVEMBER 30,
                                                                            2002             2001          2002               2001
                          (IN THOUSANDS) (IN THOUSANDS)
       Central laboratory                                                   $167             $222          $330               $444

                                                                           1,411            1,208         2,818              2,434
       ----------------------------------------------------------------------------------------------------------------------------

       Total                                                              $1,578           $1,430        $3,148             $2,878
       ----------------------------------------------------------------------------------------------------------------------------






     i) The distribution of net assets by geographical area was as follows:

                                                                   NOVEMBER 30,            MAY 31,
                                                                            2002               2002
                                                                                  (IN THOUSANDS)
       Ireland                                                           $38,153            $25,304
       Rest of Europe                                                      7,093              7,675
       U.S.                                                               51,050             25,339
       Other                                                               1,652              1,697
       ---------------------------------------------------------------------------------------------
       Segmental net assets                                               97,948             60,015
       Group liquid resources not allocated to segments                    9,549             28,820
       Group interest bearing assets and liabilities
       not allocated to segments                                          10,966             18,726
       ---------------------------------------------------------------------------------------------

       Total                                                            $118,463           $107,561
       ---------------------------------------------------------------------------------------------







     j) The distribution of net assets by business segment was as follows:

                                          NOVEMBER 30,            MAY 31,
                                                   2002               2002
                                                         (IN THOUSANDS)
       Central laboratory                        $7,862
                                                                    $4,078
       Clinical research                        110,601            103,483
       --------------------------------------------------------------------

       Total                                   $118,463           $107,561
       --------------------------------------------------------------------

ICON PLC


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with the unaudited Consolidated Financial Statements and accompanying notes included elsewhere herein and the Consolidated Financial Statements and related Notes thereto included in our Annual Report on Form 20-F for the fiscal year ended May 31, 2002. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States.

OVERVIEW

We are a contract research organization, or "CRO", providing clinical research and development services on a global basis to the pharmaceutical and biotechnology industries. Our focus is on supporting the conduct of clinical trials, We have historically done so by porividing such services as Phase II - IV clinical trials management, study design, laboratory services and drug development support. Through our recent acquisition we have continued to expand our service offerings to include Phase I clinical trials. We believe that we are one of a select group of CROs with the capability and expertise to conduct clinical trials in most major therapeutic areas on a global basis. We have approximately 2,200 employees and operations in 27 locations in 16 countries. Our main operations are in the United States, South America, Europe and the Rest of the World. For the six months ended November 30, 2002, we derived approximately 70.3%, 27.1% and 2.6% of our net revenue in the United States, Europe and Rest of World, respectively.

Revenue consists primarily of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, often upon the signing of a letter of intent, and the balance of the contract fee is generally payable in installments over the study or trial duration, based on the achievement of certain performance targets or "milestones." Revenue for contracts is recognized on a percentage of completion basis as work is performed. As is customary in the CRO industry, we subcontract with third party investigators in connection with clinical trials. All subcontractor costs, and certain other costs where reimbursed by clients, are, in accordance with industry practice, deducted from gross revenue to arrive at net revenue. As no profit is earned on these costs, which vary from contract to contract, we view net revenue as our primary measure of revenue growth.

Direct costs consist primarily of compensation and associated fringe benefits for project-related employees and other direct project driven costs. Selling, general and administrative expenses consist of compensation and related fringe benefits for selling and administrative employees, professional services, advertising costs and all costs related to facilities and information systems.

As the nature of our business involves the management of projects having a typical duration of one to three years, the commencement, completion, curtailment or early termination of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from such clients from year to year.

Although domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-United States based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currency of those operations.

In addition to translation exposures, we are also subject to transaction exposures because the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. We have ten operations trading in U.S. dollars, four trading in Euros, three in pounds Sterling, and one each in Australian dollars, Singapore dollars, Japanese Yen, Israeli New Shekels, Latvian Lats, Swedish Krona, South African Rand, Argentine Peso, Indian Rupee and Canadian dollars. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often pounds Sterling, U.S. dollars or Euros, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract, and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures and hedge a portion of these, using forward exchange contracts, where natural hedges do not cover them. The introduction of the Euro on January 1, 1999, also reduced our exposures as four of our offices, and many of the countries where we are carrying out projects are within the Euro zone.

We have received capital and revenue grants from Enterprise Ireland, an Irish government agency. We record capital grants as deferred income, which are credited to income on a basis consistent with the depreciation of the relevant asset. Grants relating to operating expenditures are credited to income in the period in which the related expenditure is charged. The capital grant agreements provide that in certain circumstances the grants received may be refundable in full. These circumstances include sale of the related asset, liquidation of the Company or failing to comply in other respects with the grant agreements. The operating expenditure grant agreements provide for repayment in the event of downsizing of the Company calculated by reference to any reduction in employee numbers. We have not recognized any loss contingency having assessed as remote the likelihood of these events arising. Up to November 30, 2002, we have received $1,150,305 and $1,045,348 under the capital grants and operating grants, respectively. Pursuant to the terms of the grant agreements we are restricted from distributing some of these amounts by way of dividend or otherwise.

As we conduct operations on a global basis, our effective tax rate has depended and will depend on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results of operations therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.


RESULTS OF OPERATIONS

THREE MONTHS ENDED NOVEMBER 30, 2002 COMPARED WITH THREE MONTHS ENDED NOVEMBER 30, 2001

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.


                                                   THREE MONTHS ENDED
                                              NOVEMBER 30,       NOVEMBER 30,            2002
                                                  2002               2001               TO 2001
                                                                                    PERCENTAGE
                                                  PERCENTAGE OF NET REVENUE           INCREASE


Net revenue............................             100.0%             100.0%              41.7%
Costs and expenses:
Direct costs...........................              53.6%              54.4%              39.6%
Selling, general and administrative....              31.7%              30.1%              49.2%
Depreciation and amortization..........               2.9%               3.8%              10.3%
Income from operations.................              11.8%              11.7%              42.9%


Net revenue increased by $15.7 million, or 41.7%, from $37.8 million to $53.5 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA and MCS) amounted to $3.5 million for the two months ended November 30, 2002. Including the impact of the acquisition, revenues in the United States, Europe/Rest of World grew by 48.2% and 29.0%, respectively. For the three months ended November 30, 2002, net revenue for our central laboratory business fell by 5.7% from $6.4 million to $6.0 million while our clinical research segment grew by 51.4% from $31.4 million to $47.5 million over the comparable period. The decrease in the central laboratory revenues was due principally to a higher than normal level of project cancellations in the first quarter of fiscal 2003.

Direct costs increased by $8.1 million, or 39.6%, from $20.6 million to $28.7 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $2.1 million. Direct costs, as a percentage of net revenue decreased from 54.4% in the three months to November 30, 2001, to 53.6% for the quarter ended November 30, 2002 or 53.2% when the effects of acquisitions have been excluded.

Selling, general and administrative expenses increased by $5.5 million, or 49.2%, from $11.4 million to $16.9 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $1.0 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 30.1% in the three months to November 30, 2001, to 31.7% for the quarter ended November 30, 2002, or 31.9% when the effects of acquisitions have been excluded.

Depreciation and amortization expense increased by $0.1 million, or 10.3%, over the same quarter last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortisation decreased from 3.8% of net revenues in the three months to November 30, 2001 to 2.9% for the quarter ended November 30, 2002 or 3.2% when the effects of acquisitions have been excluded.

Income from operations increased by $1.9 million, or 42.9%, from $4.4 million to $6.3 million, including acquisitions. This improvement is due to increased levels of activity carried out across the Company together with the acquisition of BPA and MCS. As a percentage of net revenue, including the effect of acquisitions, income from operations increased from 11.7% for the three months ended November 30, 2001 to 11.8% of net revenues for the three months ended November 30, 2002. For the quarter, income from operations, as a percentage of net revenue for the central laboratory fell to (1.4)% from 12.4% in the same quarter in fiscal 2002 due principally to a higher than normal level of project cancellations in the first quarter of the current fiscal year. Operating margins for our clinical research segment increased from 11.5% in the three months ended November 30, 2001 to 13.4% for the three months ended November 30, 2002 due principally to improved staff utilization.

Net interest income for the three months ended November 30, 2002 was $0.1 million compared to $0.2 million for the equivalent period last year. Net cash invested decreased from $43.1 million at May 31, 2002 to $27.5 million at November 30, 2002. Lower average interest rates for the second quarter of fiscal 2003, when compared to the same period last year, together with lower amounts of cash invested contributed to the lower returns on our investments.

Our effective tax rate for the six months ended November 30, 2002 was 30.6% compared to 25.5% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings and the impact of the acquisition of BPA and MCS.


SIX MONTHS ENDED NOVEMBER 30, 2002 COMPARED WITH SIX MONTHS ENDED NOVEMBER 30, 2001

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

                                                        SIX MONTHS ENDED
                                                  NOVEMBER 30,       NOVEMBER 30,            2002
                                                    2002               2001               TO 2001
                                                                                       PERCENTAGE
                                                     PERCENTAGE OF NET REVENUE           INCREASE

Net revenue............................             100.0%             100.0%                35.7%
Costs and expenses:
Direct costs...........................              53.9%              53.4%                37.0%
Selling, general and administrative....              31.5%              31.2%                36.8%
Depreciation and amortization..........               3.1%               3.9%                 9.4%
Income from operations.................              11.5%              11.5%                35.3%


Net revenue increased by $26.4 million, or 35.7%, from $74.0 million to $100.4 million. This improvement arose through a combination of increased business from existing clients, business won from new clients and revenues from acquisitions not included in the comparative period. The additional revenues from these acquisitions (BPA and MCS) were $3.5 million for the two months ended November 30, 2002. Of the total increase, revenues in the United States, Europe/Rest of World grew by 41.0% and 24.5%, respectively. For the six months ended November 30, 2002 net revenue for our central laboratory segment grew from $11.4 million to $13.2 million, or 16.0% over the comparable period last year, while our clinical research segment grew from $62.6 million to $87.2 million, or 39.3% in the same period. The growth in our central laboratory segment was lower due principally to a higher than normal level of cancellations in the first quarter of fiscal 2003.

Direct costs increased by $14.6 million, or 37.0%, from $39.5 million to $54.1 million, primarily due to increased staff numbers needed to support increased project related activity and increased costs arising from the acquisitions amounting to $2.1 million. Direct costs, as a percentage of net revenue increased from 53.4% in the six months to November 30, 2001, to 53.9% for the six months ended November 30, 2002 or 53.7% when the effect of acquisitions has been excluded.

Selling, general and administrative expenses increased by $8.5 million, or 36.8%, from $23.1 million to $31.6 million. The increase in costs is due to the continued expansion of our operations and additional selling, general and administrative costs from acquisitions of $1.0 million not included in the comparative period. As a percentage of net revenue, selling, general and administrative expenses, increased from 31.2% in the six months to November 30, 2001, to 31.5% for the six months ended November 30, 2002 or 31.6% when the effect of acquisitions has been excluded.

Depreciation and amortization expense increased by $0.3 million, or 9.4%, over the same period last year. This increase is due to the continued investment in facilities and information technology to support the growth in activity and in providing for future capacity. As a percentage of net revenue, depreciation and amortisation decreased from 3.9% of net revenues in the six months to November 30, 2001 to 3.1% for the six months ended November 30, 2002 or 3.3% when the effect of acquisitions has been excluded.

Income from operations increased by $3.0 million, or 35.3%, from $8.5 million to $11.5 million, including acquisitions. This increase is due to increased levels of activity carried out across the Company together with the acquisition of BPA and MCS. As a percentage of net revenue, including the effect of acquisitions, income from operations was 11.5% for the six months ended November 30, 2002, the same as the comparable period in fiscal 2002. For the first six months of fiscal 2003, income from operations, as a percentage of net revenue for our central laboratory segment fell to 5.4% from 8.9% in the same period in fiscal 2002 due principally to a higher than normal level of project cancellations in the first quarter of the current fiscal year. Operating margins for our clinical research segment increased from 12.0% in the six months ended November 30, 2001 to 12.4% for the six months ended November 30, 2002 primarily due to improved staff utilization.

Net interest income for the six months ended November 30, 2002 was $0.3 million compared to $0.6 million for the equivalent period last year. Net cash invested decreased from $43.1 million at May 31, 2002 to $27.5 million at November 30, 2002, primarily due to the acquisition of BPA and MCS in October 2002. Lower average interest rates for the first six months of fiscal 2003 compared to the same period last year, combined with lower levels of net cash invested, contributed to the lower returns on our investments.

Our effective tax rate for the six months ended November 30, 2002 was 28.7% compared to 25.3% for the comparable period last year. The increase in the effective rate was due to a change in the geographic distribution of pre-tax earnings and the impact of the acquisition of BPA and MCS.

LIQUIDITY AND CAPITAL RESOURCES

The CRO industry generally is not capital intensive. Since our inception, we have financed our operations and growth primarily with cash flows from operations and the net proceeds of $49.1 million raised in our initial public offering in May 1998. Our principal cash needs are payment of salaries, office rents, travel expenditures and payments to subcontractors. The aggregate amount of employee compensation, excluding stock compensation expense, paid by us and our subsidiaries in the six months ended November 30, 2001 and November 30, 2002 amounted to $41.4 million and $59.6 million, respectively. Investing activities primarily reflect capital expenditures for facilities and for information systems enhancements, the sale and purchase of short term investments and acquisitions.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few months to several years. Revenue from contracts is generally recognized as income on a percentage of completion basis as the work is performed. The cash flow from contracts typically consists of a down payment of between 10% and 20% paid at the time the contract is entered into, with the balance paid in instalments over the contract's duration, in some cases on the achievement of certain milestones. Accordingly, cash receipts do not necessarily correspond to costs incurred and revenue recognized on contracts.

As of November 30, 2002, our working capital amounted to $68.4 million, compared to $72.9 million at May 31, 2002. The most significant influence on our operating cash flow is revenue outstanding, which comprises accounts receivable and unbilled revenue, less payments on account. The dollar values of these amounts and the related days revenue outstanding can vary due to the achievement of contractual milestones, including contract signing, and the timing of cash receipts. The number of days revenue outstanding was 59 days at November 30, 2002 compared to 67 days at May 31, 2002.

Net cash provided by operating activities was $9.5 million in the six months ended November 30, 2002, compared to $17.2 million in the six months ended November 30, 2001.

Net cash used in investing activities was $16.8 million in the six months ended November 30, 2002, compared to $9.1 million provided by investing activities in the six months ended November 30, 2001.

Net cash used in financing activities was $3.5 million in the six months ended November 30, 2002, compared with $1.9 million provided by financing activities in the six months ended November 30, 2001.

As a result of these cash flows, cash and cash equivalents decreased by $11.0 million in the six months ended November 30, 2002, compared to an increase of $28.5 million in the six months ended November 30, 2001.

On November 17, 1998, we entered into an overdraft facility (the "A.I.B. facility") for (euro)2,539,000 (U.S.$2,525,567) with Allied Irish Banks plc ("A.I.B."). This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus one-quarter of a percent. The full sum of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility will be reviewed on June 30, 2003. As at November 30, 2002, the full sum of this facility was available to be drawn down.

On July 29, 2002, we entered into an additional A.I.B. facility for STG(pound)50,000 (U.S.$77,548) This facility bears interest at an annual rate equal to A.I.B. Bank's Prime Rate plus two percent. The full sum of the unpaid principal and interest is due and repayable on demand. This A.I.B. facility will be reviewed on June 30, 2003. As at November 30, 2002, STG(pound)35,588 (U.S.$55,196) of this facility was available to be drawn down.

Our U.S. subsidiary, ICON Clinical Research, Inc. (the "Borrower"), has a $12 million secured line of credit (the "PNC Facility") with PNC Bank N.A ("P.N.C."). Borrowings under the PNC Facility must be the lesser of (a) $12 million and (b) the sum of (i) 80% of the borrower's gross accounts receivables less than 90 days from the date of invoice issuance ("Qualified receivables") plus (ii) 50% of gross unbilled receivables less than 90 days ("Qualified unbilled receivables") provided always that drawings against Qualified unbilled receivables shall at no time exceed 50% of drawings against Qualified receivables. The PNC Facility bears interest at an annual rate equal to PNC's Prime Rate less three-quarters of a percent. The full sum of the unpaid principal and interest is due and payable on demand. The PNC Facility is secured by a first priority security interest in certain assets of the Borrower. This facility will expire on December 31, 2002. As of November 30, 2002, $8.4 million was drawn down of the available $12 million.

We have entered into an overdraft agreement with A.I.B., whereby we guarantee any overdrafts of our subsidiaries, ICON Clinical Research GmbH and ICON Clinical Research Israel Ltd., up to an amount (euro)112,484 (U.S.$111,889) and U.S.$250,000 (ILS 1,647,741), respectively. As of November 30, 2002, the full German facility and U.S.$234,324 (ILS1,091,707) of the Israeli facility were available to be drawn down.

We expect to spend approximately U.S.$15.0 million in the next twelve months on further investments in information technology, the expansion of existing facilities and the addition of new offices, and expect an increased level of spending in subsequent years. We believe that we will be able to fund our additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, we will consider acquiring further businesses to enhance our service offerings and global presence. Any such acquisitions may require additional external financing and we may from time to time seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to us.

On October 9, 2002 we completed the acquisition of Barton & Polansky Associates, Inc. and its sister company, Managed Clinical Solutions, Inc., contract research organisations in New York, for an initial cash consideration of $15.7 million.

Since the end of the quarter, we completed the acquisition of Medeval Group Limited, or Medeval, a specialist provider of Phase I clinical trials to the pharmaceutical and biotechnology industries, for an initial cash consideration of sterling (pound)9.6 million.

INFLATION

We believe the effects of inflation generally do not have a material adverse impact on our operations or financial conditions.


NEW ACCOUNTING PRONOUNCEMENTS

In July 2001 the Financial Accounting Standards Board ("FASB") issued two new statements: SFAS No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets". Those Statements change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. Second, SFAS No.142 changes the accounting for goodwill from an amortization method to an impairment-only approach. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption. We have no intangible assets with infinite lives. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of SFAS No. 142. We adopted SFAS No 142, effective June 1, 2001. We completed our transitional assessment of goodwill impairment during the year and our assessment indicates that there is no charge for impairment.

In July 2001 the FASB issued SFAS No. 143, " Accounting for Asset Retirement Obligations". SFAS No. 143, which is effective for fiscal years beginning after June 15, 2002, requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its expected settlement amount each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We have not yet adopted this new standard and are currently assessing the impact of the standard but its adoption is not likely to have a material impact on our results of operations and financial position.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions for the disposal of a segment of a business of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 retains the fundamental provisions in SFAS No. 121 for recognizing and measuring impairment losses on long-lived assets held for use and long-lived assets to be disposed of by sale, while also resolving significant implementation issues associated with SFAS No. 121. SFAS No. 144 also retains the basic provisions of APB Opinion No. 30 on how to present discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). We adopted SFAS No. 144 on June 1, 2002. Adoption of SFAS No.144 did not have a material impact on our results of operations and financial position.

In November 2001, the Emerging Issues Task Force ("EITF") released EITF Issue 01-14 " Income Statement Characterization of Reimbursements Received for `Out of Pocket' Expenses Incurred", requiring companies to report reimbursed costs as part of gross revenues. Our reimbursed costs include such items as payments to investigators and travel costs for our clinical research staff. We do not earn a profit on these costs. We have always included such reimbursed costs within our measure of gross revenues and adoption of EITF Issue 01-14 had no effect on our reported results.

In April 2002, the FASB issued SFAS No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections". SFAS No.145 provides for the rescission of several previously issued accounting standards, new accounting guidance of the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning June 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which will be adopted for the transactions occurring subsequent to May 15, 2002. Adoption of SFAS No.145 did not have a material impact on our results of operations and financial position.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Costs Incurred in a Restructuring". The statement also establishes that fair value is the objective for initial measurement of the liability. The statement is also effective for exit or disposal activities initiated after December 31, 2002. The Company does not expect that the adoption of SFAS No. 146 to have a material impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146," Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS 146 addresses financial accounting reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity". SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and will be effective in our third quarter ending February 28, 2003. The adoption of SFAS No. 146 is not expected to have a material impact on our financial position or results of its operations





LEGAL PROCEEDINGS

We are not party to any litigation or other legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, results of operations and financial condition.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                             ICON PLC





January 29, 2003                             /s/ Sean Leech
---------------------------------            -----------------------------------
Date                                         Sean Leech
                                             Chief Financial Officer